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                                                                     EXHIBIT 1.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]


                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


ANNOUNCEMENT

The Issuance of Renminbi 3 Billion Five-Year Guaranteed Bonds and Renminbi 5 Billion Fifteen-Year Guaranteed Bonds by Guangdong Mobile Communication Company Limited A Wholly-Owned Subsidiary of China Mobile (Hong Kong) Limited

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The Board of Directors of China Mobile (Hong Kong) Limited announces that
Guangdong Mobile Communication Company Limited, a wholly-owned operating subsidiary of the Company will issue in Mainland China RMB3 billion five-year guaranteed bonds (equivalent to approximately HK$2.83 billion) and RMB5 billion fifteen-year guaranteed bonds (equivalent to approximately HK$4.72 billion). The issuance of the Bonds has been approved by the relevant regulatory authorities in the People's Republic of China. The Board is of the view that the issuance of fixed interest rate bonds denominated in Renminbi will enable the Group to fix the interest rate payable on a portion of its total debt, thereby effectively reducing the risk of future interest rate fluctuations.

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The Bond Issue

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that Guangdong Mobile Communication Company Limited (the "Issuer"), a wholly-owned operating subsidiary of the Company will issue in Mainland China RMB3 billion five-year guaranteed bonds (equivalent to approximately HK$2.83 billion) and RMB5 billion fifteen-year guaranteed bonds (equivalent to approximately HK$4.72 billion) (together, the "Bonds"). The issuance of the Bonds has been approved by the relevant regulatory authorities in the People's Republic of China ("China").


Main Terms and Conditions of the Bonds

The Bonds will be publicly offered at par in China to citizens who hold Chinese resident identity cards and legal persons within Mainland China (except for those who are prohibited by law or regulation in China from purchasing the Bonds). The lot size for subscription will be in integral multiples of RMB1,000, with a minimum subscription of RMB1,000. It is the Issuer's intention not to market the Bonds to connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company.

Both the five-year bonds and the fifteen-year bonds bear fixed interest rates. The coupon rates (annual interest rates) will be agreed between the Issuer and the Lead Underwriters in accordance with the relevant regulations in China, taking into account the book-building results, and confirmed following receipt of approval from the relevant regulatory authorities. The coupon rates will remain unchanged throughout the terms of the Bonds. The Bonds will bear simple
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interest and not compound interest. Interest will be paid annually, and no interest will accrue on overdue payments. The principal will be paid together with the final annual interest payment. As the interest rates of the Bonds have not been determined as of the date of this Announcement, the Company will issue a further announcement specifying the interest rates payable in relation to the Bonds, after the interest rates have been agreed between the Issuer and the Lead Underwriters, and confirmed following receipt of approval from the relevant Chinese regulatory authorities.

The Bonds have received a consolidated credit rating of AAA by China Chengxin International Credit Rating Company Limited, and a consolidated credit rating of AAA by Dagong International Creditworthy Evaluating Co. Ltd. The Company has issued a joint and irrevocable guarantee for the performance of the Bonds. China Mobile Communications Corporation ("CMCC"), the Company's ultimate controlling shareholder, has also issued a further guarantee in relation to the performance by the Company of its guarantee obligation. Neither the Company nor CMCC will charge any guarantee fees in respect of the guarantee and the further guarantee, respectively.

The Company anticipates that the issue of the Bonds will be completed in November of the current year. Upon completion of the issuance, an application will be made for the listing of the Bonds on the Shanghai Securities Exchange and/or the Shenzhen Securities Exchange. The Issuer has appointed China International Capital Corporation Limited and CITIC Securities Co., Ltd. (together, the "Lead Underwriters") as the Lead Underwriters for the Bond issue.


Application of the Proceeds from the Issuance of the Bonds

The entire net proceeds from the issuance of the Bonds will be used to satisfy a portion of the deferred consideration for the acquisition of the entire interest in the mobile communications companies in the eight provinces and municipalities of Anhui and others (the "Acquisition") on 1 July 2002, as previously announced by the Company on 16 May 2002. According to the agreement relating to the Acquisition, the Company has undertaken to endeavour to issue bonds in Renminbi, subject to market conditions, and to apply the proceeds to satisfy a portion of the US$2,800 million (equivalent to approximately HK$21,838 million) deferred consideration which is payable fifteen years after the date of completion of the Acquisition, as is referred to in the agreement relating to the Acquisition and as previously announced in the aforementioned announcement. The Board is of the view that the issuance of fixed interest rate bonds will enable the Group to fix the interest rate payable on a portion of its total debt, thereby effectively reducing the risk of future interest rate fluctuations. Further information relating to the interest rates of the Bonds will be included in an announcement to be published by the Company after the interest rates have been agreed between the Issuer and the Lead Underwriters, and confirmed following receipt of approval from the relevant Chinese regulatory authorities.

In the meantime, investors are strongly advised to exercise caution in dealing in the securities of the Company.

For your easy reference, the exchange rate between Renminbi and Hong Kong Dollar provided in this Announcement is: RMB1.06 = HK$1.00; and the exchange rate between US Dollar and Hong Kong Dollar provided in this Announcement is: US$1.00 = HK$7.7993. The provisions of such exchange rates do not mean that Hong Kong
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Dollar could be converted into Renminbi or US Dollar based on such exchange rates.

                                                By Order of the Board
                                                CHINA MOBILE (HONG KONG) LIMITED
                                                Wang Xiaochu
                                                Chairman

                                                Hong Kong, 8 October 2002